Exhibit 1.3

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choice-hotels-offers-to-buy-wyndham-for-7f8-billion-d35c2018
♦ WSJ NEWS EXCLUSIVE DEALS Choice Hotels Unveils $7.8 Billion Takeover offer For Wyndham Wyndham rejects offer, saying it involves significant business and execution risk By Lauren Thomas Follow Updated Oct. 17, 2023 12:22 pm ET Wyndham said Choice’s stock-and-cash proposal undervalues the company’s growth potential. PHOTO: BRIDGET BENNETT`BLOOMBERG NEWS Choice Hotels CHH -1.98%^ made public a $7.8 billion offer to buy Wyndham Hotels & Resorts WH 0.29%▲, a bid to unite two of the biggest budget hotel owners in the country. The companies were in talks for months before they broke off last month. Wyndham responded to the so-called bear hug later Tuesday, rejecting the offer as too risky and too low. Choice said its latest proposal values Wyndham at $90 a share, $49.50 in cash and the rest in stock, for a 30% premium to Wyndham’s closing price of $69.10 Monday. Choice and Wyndham both mostly cater to budget-conscious travelers. Choice, whose brands include Quality Inn, Econo Lodge, Clarion and Comfort, has said that it wants to expand in the so-called upper-midscale and upscale segments, and combining with Wyndham would help with that effort. Wyndham’s brands include Travelodge, Days Inn and La Quinta. A merger of the two companies would also position the combined company to compete against much larger lodging rivals Marriott and Hilton, which cater more to higher-end travelers. Choice initially offered Wyndham $80 per share in April, with 40% of the consideration in cash and the remainder in stock. The Wall Street Journal reported in May that Choice had been seeking a deal with Wyndham and that it could choose to take an offer directly to shareholders if it got no joy. Wyndham shares surged by about 10% Tuesday before being halted for pending news, giving it a market capitalization of more than $6 billion. Choice fell by about 5%, bringing its market value to a little under $6 billion.

The proposal undervalues Wyndham’s growth potential and involves significant business and execution risks, Wyndham executives told the Journal on Tuesday. Wyndham’s board also has concerns over the value of Choice’s stock. Any deal would involve an extended regulatory timeline, with an uncertain outcome that could result in franchisee churn and excessive leverage at the new company, the executives added. Wyndham said that last month it held multiple conversations with Choice to discuss its concerns, but that Choice was unwilling to address them. Wyndham said it told Choice on Sept. 27 that it was rejecting the offer. Choice is no stranger to mergers and acquisitions. In 2018, it acquired the WoodSpring Suites brand, a move that its Chief Executive, Pat Pacious, has said was in response to growing demand for midscale business travel. Last year, it completed a $675 million deal for the franchise business, operations and intellectual property of Radisson Hotels Americas, which the company said helped to cement its core upper-midscale hospitality segment. —Will Feuer contributed to this article. Write to Lauren Thomas at lauren.thomas@wsj.com Appeared in the October 18, 2023, print edition as ‘Wyndham Rejects $7.8 Billion Bid’.